UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Lorber, Howard M.
   c/o New Valley Corporation
   100 S.E. Second Street, 32nd Floor
   Miami, FL  33131
   USA
2. Issuer Name and Ticker or Trading Symbol
   Ladenburg Thalmann Financial Services Inc.
   LTS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   August 31, 2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, par value $.0|8/20/0|P   | |3,300             |A  |$0.2407    |                   |D     |                           |
001 per share              |2     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|8/21/0|P   | |1,900             |A  |$0.2708    |                   |D     |                           |
001 per share              |2     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|8/22/0|P   | |3,000             |A  |$0.30      |1,387,750          |D     |                           |
001 per share              |2     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|      |    | |                  |   |           |118,560            |I     |(1)                        |
001 per share              |      |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|      |    | |                  |   |           |5,320              |I     |(2)                        |
001 per share              |      |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) These shares are held by Lorber Alpha II Partnership, a Nevada limited partnership. Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Partnership. Mr. Lorber is the director, officer and principal stockholder of Lorber Alpha II, Inc.
(2) These shares are held by the Lorber Charitable Fund, a New York not-for-profit corporation. Mr. Lorber and family members serve as directors and executive officers of the Lorber Charitable
Fund.
CONFIRMING
STATEMENT
-------------------------------
This Statement confirms that the undersigned has authorized and designated Victor M. Rivas, Salvatore Giardina or Joseph Giovanniello Jr. to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the United States Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Ladenburg
Thalmann Financial Services Inc. The authority of Victor M. Rivas, Salvatore Giardina and Joseph Giovanniello Jr. under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 or 5 with regard to the undersigned's ownership of or transactions in securities of
Ladenburg Thalmann Financial Services Inc. unless earlier revoked in writing. The undersigned acknowledges that Victor M. Rivas, Salvatore
Giardina and Joseph Giovanniello Jr. are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange
Act of
1934.
/s/ Howard M.
Lorber
Howard M.
Lorber
Dated: August 15,
2002
SIGNATURE OF REPORTING PERSON
/s/ Howard M. Lorber
DATE
September 6, 2002